1. Name and Address of Reporting Person
   Batinovich, Andrew
   400 South El Camino Real
   San Mateo, CA 94402-1708
2. Issuer Name and Ticker or Trading Symbol
   Glenborough Realty Trust Incorporated (GLB)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   3/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       03/22/2002 S             -25500      D      $22.0457                    D
Common Stock                       03/22/2002 M             25500       A      $12.0000                    D
Common Stock                       03/25/2002 M             9500        A      $12.0000                    D
Common Stock                       03/25/2002 S             -9500       D      $21.9852                    D
Common Stock                       03/26/2002 M             115000      A      $12.0000                    D
Common Stock                       03/26/2002 S             -199500     D      $21.9035                    D
Common Stock                       03/26/2002 M             84500       A      $15.0000                    D
Common Stock                       03/27/2002 M             17700       A      $15.0000                    D
Common Stock                       03/27/2002 S             -17700      D      $21.7001                    D
Common Stock                       03/28/2002 M             38200       A      $15.0000                    D
Common Stock                       03/28/2002 S             -38200      D      $21.5833   207392           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $12      03/22/2002 M               25500 11/04/2001 11/04/2009 Common  25500    $0.0000             D
(Right to buy)                                                                 Stock            <F1>
Stock Options  $12      03/25/2002 M               9500  11/04/2001 11/04/2009 Common  9500     $0.0000             D
(Right to buy)                                                                 Stock            <F1>
Stock Options  $12      03/26/2002 M               11500 11/04/2001 11/04/2009 Common  115000   $0.0000    0        D
(Right to buy)                                     0                           Stock            <F1>
Stock Options  $15      03/26/2002 M               84500 08/02/1998 08/02/2006 Common  84500    $0.0000             D
(Right to buy)                                                                 Stock            <F1>
Stock Options  $15      03/27/2002 M               17700 08/02/1998 08/02/2006 Common  17700    $0.0000             D
(Right to buy)                                                                 Stock            <F1>
Stock Options  $15      03/28/2002 M               38200 08/02/1998 08/02/2006 Common  38200    $0.0000    29600    D
(Right to buy)                                                                 Stock            <F1>

Explanation of Responses:

<F1>
The purchase options were granted pursuant to (i) Issuer's 1996 Stock Incentive Plan (the "Plan"), and (ii) a Stock Option Agreement (the "Agreement") between the reporting person and Issuer. No consideration was given by the reporting person other than the terms and conditions specified in the Plan and the Agreement.

SIGNATURE OF REPORTING PERSON
/s/ Andrew Batinovich

DATE
04/03/2002